DB

19008141

SEC Mail Processing Section SE
MAR 04 2019
Washington DC
413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UHY Advisors Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Wacker, Suite 1425
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent E. Hippert 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPA's PC
(Name – *if individual, state last, first, middle name*)

3535 Roswell Road, Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UHY Advisors Corporate Finance, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHARINE SUSAN CAROTHERS
Notary Public
Baltimore County
Maryland
My Commission Expires Oct. 02, 2019

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UHY Advisors Corporate Finance, LLC

(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)
Chicago, Illinois

FINANCIAL STATEMENTS

Report of Independent Registered Accounting Firm

As of and for the Year Ended December 31, 2018

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

TABLE OF CONTENTS

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goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc) as of December 31, 2018, the related statements of operations and changes in member's equity and cash flows for the year ended December 31, 2018 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc) as of December 31, 2018, and the results of its operations and its cash flows for the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s management. Our responsibility is to express an opinion on UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s financial statements. The supplemental information is the responsibility of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2019

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2018

ASSETS

ASSETS	
Cash and cash equivalents	$ 146,343
Due from parent	119,943
TOTAL ASSETS	$ 265,286

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 13,978
Total Liabilities	13,978
MEMBER'S EQUITY	251,308
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 265,286

The accompanying notes are an integral part of these financial statements.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
For the Year Ended December 31, 2018

REVENUE	
Commission revenue	$ 508,267
Total Revenue	508,267
OPERATING EXPENSES	
Administrative expense	410,647
Management fees	73,091
Professional fees	7,750
Regulatory fees	8,400
Total operating expenses	499,888
NET INCOME	8,379
MEMBER'S EQUITY - Beginning of year	242,929
MEMBER'S EQUITY - End of year	$ 251,308

The accompanying notes are an integral part of these financial statements.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	
Net income	$ 8,379
Adjustments to reconcile net income to net cash flows used in operating activities	
Changes in operating assets and liabilities	
Accrued expenses	3,065
Due from related party	(16,138)
Net Cash Flows Used In Operating Activities	(4,694)
Net Change in Cash and Cash Equivalents	(4,694)
CASH AND CASH EQUIVALENTS - Beginning of year	151,037
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 146,343

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

UHY Advisors Corporate Finance, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation formed on December 22, 2000 and is a wholly-owned subsidiary of UHY Advisors, Inc. (the "Parent"). The Company began operations on April 1, 2002, as Centerprise Capital, LLC. In 2014, the company changed its name to UHY Advisors Corporate Finance, LLC in order to more accurately represent its affiliation with the Parent.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in an area bank. Cash balances are insured up to $250,000 per bank by the FDIC.

Reserves and Custody of Securities

The Company is an override broker/dealer under an agreement with non-affiliated broker/dealers. The un-affiliated broker/dealers pay commission income to the Company on transactions generated by employees of its affiliates. The Company does not carry any customer accounts and does not interact with customers of the non-affiliated broker/dealers.

Commission Revenue

The Company recognizes revenue as earned on a trade date basis on a variety of investment products reported by non-affiliated broker dealers to the Company. The non-affiliated broker dealers have registered representatives that are affiliated with the affiliates of the Parent company.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer.

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:

Investment Brokerage Fees (Gross):
The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states.

The Company has no uncertain tax positions at December 31, 2018

Basis of Accounting

The Company maintains its books and records on the accrual basis of Accounting for financial reporting purposes, which is in accordance with U.S. Generally Accepted Accounting Principals which is required by the SEC and FINRA.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio after such withdrawals or payments would exceed 10 to 1. The Company had net capital of $131,365 and excess capital of $126,365 as of December 31, 2018, and a net capital requirement of $5,000. The Company's net capital ratio to indebtedness as of December 31, 2018 was .11 to 1

NOTE 3 - Related Party Transactions

The Company is wholly owned by UHY Advisors, Inc. The Parent assumes responsibility for all income tax liabilities.

During the year ended December 31, 2018, pursuant to an agreement between the Company and the Parent, the Company recorded an administrative fee expense of $410,647 to the Parent. This amount is included in Administrative fees on the Statement of Income and Members Equity. The administrative fee expense covers the administrative services provided to the Company by the Parent. Due from the Parent at December 31, 2018 were $119,943. The Company has determined that no valuation allowance is needed as all due from parent is considered collectable. The terms are monthly.

The Company also has a management agreement with the Parent. Under this agreement, the Company is provided certain management and administrative services, including monthly financial statement preparation and review, by personnel of the Parent. During the term of the agreement, the Parent company will receive a monthly services fee of $3,000. Fees charged under this agreement during the year ended December 31, 2018 were $40,550. This amount is included in Management Fees on the Statement of activities. The terms are monthly.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events through February 26, 2019 which is the date that the financial statements were issued. The Company has not identified any events that require adjustment or disclosure on the financial statements.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
As of December 31, 2018

AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 13,978
Total Aggregate Indebtedness	$ 13,978
NET CAPITAL	
Member's equity	$ 251,308
Deductions:	
Due from parent	119,943
Net Capital	131,365
Net capital requirement (Minimum)	5,000
Capital in excess of minimum requirement	$ 126,365
Minimum required net capital (based on aggregate indebtedness)	$ 5,000
Ratio of aggregate indebtedness to net capital	.11 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

UHY Advisors Corporate Finance, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

UHY Advisors Corporate Finance, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

SUPPLEMENTAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)

We have reviewed management's statements, included in UHY Advisors Corporate Finance, LLC's (a wholly owned subsidiary of UHY Advisors, Inc)Annual Exemption Report, in which (1) UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)identified the following provisions of 17 C.F.R. §15c3-3(k) under which UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)stated that UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc) met the identified exemption provisions throughout the most recent fiscal year without exception. UHY Advisors Corporate Finance, LLC's (a wholly owned subsidiary of UHY Advisors, Inc) management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UHY Advisors Corporate Finance, LLC's (a wholly owned subsidiary of UHY Advisors, Inc) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 26, 2019

goldman & COMPANY, CPAs
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

UHY Advisors Corporate Finance

30 South Wacker Drive
Suite 1425
Chicago, IL 60606

Exemption Report

UHY Advisors Corporate Finance, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Brent E. Hippert
Title: CFO
February 26, 2019

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s compliance with the applicable instructions of Form SIPC-7. UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s management is responsible for UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2019

goldman & COMPANY, CPAS
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended December 31, 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-53608 FINRA DEC

UHY Advisors Corporate Finance LLC
Chicago, IL 60606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brent Hippert 443-541-8400

2. A.	General Assessment (item 2e from page 2)	$762
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 2018 Date Paid	(552)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	210
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$210

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $210

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UHY Advisors Corporate Finance, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 28 day of February, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2018
and ending December 31, 2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $508,267

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) *Other revenue not related either directly or indirectly to the securities business.* (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $508,267

2e. General Assessment @ .0015 $762

(to page 1, line 2.A.)